Exhibit 3


               CERTIFICATE OF AMENDMENT TO RESTATED ARTICLES
                     OF INCORPORATION, AS AMENDED, OF
                         WESTERN RESOURCES, INC.



     We, David C. Wittig, Chairman of the Board, President, and Chief Executive Officer, and Richard D. Terrill, Executive Vice President, General Counsel and Corporate Secretary of Western Resources, Inc., a corporation organized and existing under the laws of the State of Kansas, do hereby certify that at a meeting of the Board of Directors of said corporation, the board adopted resolutions setting forth the following amendment to the Restated Articles of Incorporation and declaring its advisability:

         The first paragraph of Article VI to be amended and read as follows:

         The amount of capital stock of this Corporation shall be 160,600,000 shares of which 150,000,000 shares is Common Stock of the par value of Five Dollars ($5.00) each, 4,000,000 shares is Preference Stock without par value, 600,000 shares is preferred stock of the par value of One Hundred Dollars ($100) each and 6,000,000 shares is preferred stock without par value, all such preferred stock being termed 'Preferred Stock.'

     We further certify that thereafter, pursuant to said resolution, and in accordance with the by-laws of the corporation and the laws of the State of Kansas, pursuant to notice and in accordance with the statutes of the State of Kansas, the shareholders at a meeting duly convened considered the proposed amendment.

     We further certify that at the annual meeting of shareholders held on June 30, 1999, a majority of common and preferred shares together entitled to vote, voted in favor of the proposed amendment.

     We further certify that the amendment was duly adopted in accordance with the provision of K.S.A. 17-6602, as amended.
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     We further certify that the capital of said corporation will not be reduced under or by reason of said amendment.

     IN WITNESS WHEREOF, we have hereunto set our hands and affixed the seal of said corporation the 21st day of July, 1999.



                                          /s/ David C. Witig
                                          David C. Wittig
                                          Chairman of the Board, President
                                          and Chief Executive Officer



                                          /s/ Richard D. Terrill
                                          Richard D. Terrill
                                          Executive Vice President,
                                          General Counsel and
                                          Corporate Secretary



State of Kansas   )
                  )  ss.
County of Shawnee )

     Be it remembered that before me, a Notary Public in and for the aforesaid county and state, personally appeared David C. Wittig, Chairman of the Board, President, and Chief Executive Officer, and Richard D. Terrill, Executive Vice President, General Counsel and Corporate Secretary of the corporation named in this document, who are known to me to be the same persons who executed the foregoing certificate and duly acknowledge that execution of the same this 21st day of July, 1999.



                              /s/ Merilee K. Martin
                              Notary Public